Exhibit 8.2

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April 16, 2021

Boards of Directors

NorthEast Community Bancorp, MHC

NorthEast Community Bancorp, Inc.

NorthEast Community Bancorp, Inc.

NorthEast Community Bank

325 Hamilton Avenue

White Plains, New York 10601

Ladies and Gentlemen:

BDO USA, LLP (“BDO” or “we” or “our”) has been requested by NorthEast Community Bancorp, MHC, a federally chartered mutual holding company (the “Mutual Holding Company”), NorthEast Community Bancorp, Inc., a federally chartered stock corporation (the “Mid-Tier Holding Company”), NorthEast Community Bank, a New York-chartered stock savings bank (the “Bank”), and NorthEast Community Bancorp, Inc., a newly formed Maryland corporation (“the “Holding Company”), to express our opinion concerning certain material New York State income tax consequences a reorganization. As more fully described below, the Mutual Holding Company will convert to the capital stock form of organization (all of the steps of the reorganization are collectively referred to herein as the “Conversion”) pursuant to that certain Plan of Conversion and Reorganization of the Mutual Holding Company, the Mid-Tier Holding Company and the Bank adopted on October 29, 2020 and amended and restated on March 3, 2021 (the “Plan”). Unless otherwise defined, all terms used herein have the meanings given to such terms in the Plan.

The law firm Kilpatrick Townsend & Stockton LLP, special tax counsel to Mutual Holding Company, Mid-Tier Holding Company, the Bank, and the Holding Company, will have issued an opinion, dated April 16, 2021, as to certain federal tax consequences of the Conversion and the Plan (the “Federal Income Tax Opinion”).

The opinions herein are based upon the “Description of Proposed Transactions” and “Steps in the Proposed Transaction,” both as set forth below, and other facts, assumptions, and representations, including the Federal Income Tax Opinion. Unless we are advised otherwise in writing, we have assumed these facts and assumptions to be complete and accurate and have not independently audited or otherwise verified any of the facts or assumptions stated herein. Any change in the facts, assumptions or representations stated below, or federal income tax conclusions in the Federal Income Tax Opinion, may require our opinions be changed or modified.

The opinions set forth herein are based upon the existing provisions of the New York State Tax Code, as amended (the “N.Y. Tax Laws”), and regulations thereunder (the “New York Codes Rules and Regulations”), and upon current New York State Department of Taxation and Finance published rulings and existing court decisions, any of which could be changed at any time, retroactively and/or prospectively. Any such changes may be retroactive and could significantly modify the statements and opinions expressed herein. This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change in any matter considered herein after the date hereof.

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We have assumed the authenticity of the original documents, the accuracy of copies and the genuineness of signatures. We have further assumed the absence of adverse facts not apparent from the face of the instruments and documents we examined. In issuing our opinions, we have assumed that the transactions comprising the Conversion and Offering have been duly and validly authorized and that the various representations and warranties provided by management are accurate, complete, true and correct. Accordingly, we express no opinion concerning the effect, if any, of variations from the foregoing. We specifically express no opinion concerning tax matters relating to the Conversion and Offering under the federal income tax laws.

We opine only as to the matters that we expressly set forth, and no opinions should be inferred as to any other matters or as to the tax treatment of the transactions that we do not specifically address. We express no opinion as to federal laws and regulations, or as to laws and regulations of other jurisdictions, or as to factual or legal matters.

Current Structure

At the present time, the Mutual Holding Company owns approximately 59.6% of the outstanding common stock of the Mid-Tier Holding Company, the remaining common stock is owned by the Minority Stockholders. The Mid-Tier Holding Company owns all the outstanding common stock of the Bank. The only outstanding equity securities of the Mid-Tier Holding Company and the Bank are shares of common stock. The Mutual Holding Company is a mutual form of organization without authority to issue capital stock, with its depositors and certain borrowers being entitled to voting rights and with its depositors entitled to liquidation proceeds, after payment of the creditors, upon the complete liquidation of the Mutual Holding Company.

Description of Proposed Transactions

The Boards of Directors of the Mutual Holding Company, the Holding Company, the Mid-Tier Holding Company and the Bank have adopted the Plan to provide for the conversion of the Mutual Holding Company from a federally chartered mutual holding company to the capital stock form of organization. A new Maryland stock corporation, the Holding Company, was incorporated on March 1, 2021 as part of the Conversion and will succeed to all the rights and obligations of the Mutual Holding Company and the Mid-Tier Holding Company and will issue Holding Company Common Stock in the Conversion.

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It is proposed, through a two-step merger process, referred to herein as the “MHC Merger” and the “Mid-Tier Merger” and Offering that the Holding Company will become the owner of 100% of the outstanding common stock of the Bank and that the Holding Company will be owned by the persons acquiring Holding Company Stock in the Offering and the existing Minority Stockholders, with Eligible Account Holders and Supplemental Eligible Account Holders possessing rights in the Liquidation Account of the Holding Company, including indirect rights in the Bank Liquidation Account.

Steps in the Proposed Transaction

(1)            The Mid-Tier Holding Company will establish the Holding Company, NorthEast Community Bancorp, Inc., as a first-tier Maryland-chartered stock holding company subsidiary.

(2)            The Mutual Holding Company will merge with and into the Mid-Tier Holding Company (the “MHC Merger”) pursuant to the Agreement and Plan of Merger attached to the Plan as Annex A. In the MHC Merger, and pursuant to the Agreement and Plan of Merger, the depositor members of the Bank will automatically, without any further action on the part of the holders thereof, constructively receive liquidation interests in the Mid-Tier Holding Company in exchange for their ownership rights/liquidation interests in the Bank and all outstanding capital stock of the Mid-Tier Holding Company held by the Mutual Holding Company will be cancelled.

(3)            Immediately after the MHC Merger, the Mid-Tier Holding Company will merge with and into the Holding Company (the “Mid-Tier Merger”) with the Holding Company as the resulting entity pursuant to the Agreement and Plan of Merger attached to the Plan as Annex B. As part of the Mid-Tier Merger, the liquidation interests in the Mid-Tier Holding Company constructively received by the depositors of the Bank immediately prior to Conversion will automatically, without further action on the part of the holders thereof, be exchanged for an interest in the Liquidation Account (and indirectly for an interest in the Bank Liquidation Account), the shares of Mid-Tier Holding Company Common Stock held by Minority Stockholders will be converted into and become the right to receive Holding Company Common Stock based on the Exchange Ratio and cash in lieu of any fractional shares of stock issued in the exchange and all of the outstanding capital stock of the Holding Company will be cancelled.

(4)            Immediately after the Mid-Tier Merger, the Holding Company will offer for sale and sell a number of shares of Holding Company Common Stock in the Offering that will represent ownership by the purchasers thereof of approximately 59.6% of its Common Stock after completion of the Offering, with the remainder of the shares of Holding Company Common Stock being owned by the Minority Stockholders.

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(5)            The Holding Company will contribute at least 50% of the net proceeds of the Offering to the Bank in exchange for common stock of the Bank.

Consequences in the Proposed Transaction

Following the Conversion, the Holding Company will be owned 100% by the purchasers of the shares in the Offering and the Minority Shareholders and Eligible Account Holders and Supplemental Eligible Account Holders will possess interest in the Liquidation Account and indirectly in the Bank Liquidation Account.

The Liquidation Account will be maintained by the Holding Company for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain their deposit accounts with the Bank. Pursuant to the Plan, the initial balance of the Liquidation Account will be equal to the product of (a) the percentage of the outstanding shares of the common stock of the Mid-Tier Holding Company owned by the Mutual Holding Company multiplied by (b) the Mid-Tier Holding Company’s total stockholders’ equity as reflected in the latest statement of financial condition contained in the final offering Prospectus utilized in the Conversion. All outstanding equity securities of the Holding Company will always be subject to the superior rights in the Liquidation Account of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain their deposits at the Bank.

The Holding Company will own all the Common Stock of the Bank subject to the superior liquidation right in the Bank Liquidation Account of the Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain their deposit accounts with the Bank. The terms of the Liquidation Account and Bank Liquidation Account, which supports the payment of the Liquidation Account in the event the Holding Company lacks sufficient net assets, are described in the Plan.

Law and Analysis

For the tax years preceding the Proposed Transaction, the Mutual Holding Company, the Mid- Tier Holding Company and the Bank filed a combined New York State General Business Corporation Combined Franchise Tax Return under N.Y. Tax Law Section 208. Corporations subject to tax under N.Y. Tax Law Section 208 must pay tax on the highest of three tax bases: a tax on business income, a fixed dollar minimum tax or a tax on a capital base.

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If a corporate taxpayer is subject to tax based on business income, New York State currently imposes a 7.25 percent Corporation Franchise Tax on the “entire net income” greater than $5 million of the taxpayer, in accordance with N.Y. Tax Law Section 210. A taxpayer’s business income base of the franchise tax is the taxpayer’s “entire net income” less investment income. The starting point of New York State “entire net income” of a taxpayer is the taxpayer’s federal consolidated taxable income of a New York combined group, before net operating losses and special deductions (N.Y. Tax Law Section 210-C).

Personal income tax is imposed on the New York taxable income of all resident individuals. N.Y. Tax Law Section 601. The New York taxable income of a resident individual is New York adjusted income, reduced by the New York deduction and New York exemptions. N.Y. Tax Law Section 611(a). New York adjusted income is calculated by reference to federal adjusted gross income reported for the taxable year with certain modifications. N.Y. Tax Law Section 612(a). New York deductions and subtractions from federal adjusted gross income are provided in N.Y. Tax Law Section 613 through Section 616.

The Federal Income Tax Opinion concludes that the Proposed Transactions discussed above does not result in the recognition of taxable income, gain or loss to the Holding Company, the Bank or other persons participating in the transaction for federal income tax purposes. Thus, there is likewise no recognition of income, gain or loss as a result of the Conversion and Plan for New York State tax purposes. There is no addition modification to New York’s federal taxable income starting point to include in entire net income any income, gain or loss that is not recognized for federal income tax purposes as a result of the Conversion and Plan transactions under N.Y. Tax Law Section 208.9((b). Further, there are no New York State modifications or adjustments applicable to transactions relating to the IRC sections cited in the Federal Income Tax Opinion for personal income tax purposes.

In general, New York State conforms to the Internal Revenue Code on a “rolling” basis (i.e., the Internal Revenue Code, as it is amended), unless New York State enacts legislation decoupling from federal tax amendments. See, N.Y. Tax Law Section 208.9. To date, New York State has not enacted any provision in the N.Y. Tax Law, Article 9-A or Article 22, that decouples from any Internal Revenue Code provision referenced in the Federal Tax Opinion. Based on New York State’s corporation franchise tax definition of “entire net income” by reference to a federal taxable income starting point and, similarly, federal adjusted gross income starting point for New York State personal income tax purposes, and with no addition or other modification applicable to the federal treatment of the Conversion and related transactions of the Plan, there is also no recognition of gain or loss or income for New York State corporation franchise tax and personal income tax purposes. Because the Conversion and related transactions of the Plan are treated as nonrecognition transactions for federal income tax purposes, New York State conforms to the federal treatment.

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If a corporate taxpayer is subject to tax based on the fixed dollar minimum base, New York State imposes a fixed dollar minimum amount due based on the Holding Company and the Bank’s New York State receipts for the taxable year. For tax years beginning after January 1, 2021, the tax on capital base will be .1875% rate until 2023 and phased out in 2024 with a 0% rate.

Opinions

Based on the foregoing, and subject to the qualifications and limitations set forth in this letter, we are of the opinion that:

1.	Because the MHC Merger of the Mutual Holding Company with and into the Mid-Tier Holding Company will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code, it will also qualify as a tax-free reorganization under Article 9-A, New York Tax Law.

2.	New York Tax Law, Article 9-A, generally conforms to the federal income tax treatment of the Conversion and Plan. As a result, the constructive exchange of Eligible Account Holders’ and Supplemental Eligible Account Holders’ liquidation interests in the Mutual Holding Company for liquidation interests in the Mid-Tier Holding Company will follow the federal treatment for New York State franchise tax purposes.

3.	New York Tax Law, Article 9-A, generally conforms to the federal income tax treatment of the Conversion and Plan and the recognition of gain or loss and stock/asset basis treatment in a reorganization. For New York State franchise tax purposes, there will be no gain or loss recognition on the transfer of the assets of the Mutual Holding Company to the Mid-Tier Holding Company and the assumption by the Mid-Tier Holding Company of the Mutual Holding Company’s liabilities, if any, in constructive exchange for liquidation interests in the Mid-Tier Holding Company.

4.	New York Tax Law, Article 9-A, generally conforms to the federal tax treatment of the Conversion and Plan and the recognition of gain or loss and stock/asset basis treatment. Thus, for New York State franchise tax purposes, the basis of the assets of the Mutual Holding Company and the holding period of such assets to be received by the Mid-Tier Holding Company will be the same basis and holding period of such assets in the Mutual Holding Company immediately before the exchange.

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5.	Because the Mid-Tier Merger of the Mid-Tier Holding Company with and into the Holding Company will constitute a mere change in identity, form or place of organization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code, it will also qualify as a tax-free reorganization under New York Tax Law. New York Tax Law does not provide an exception to Internal Revenue Code Section 368(a)(1)(F) and therefore follows the same treatment under N.Y. Tax Law Section 208.

6.	As discussed in paragraph 4 above, New York State generally conforms to the Internal Revenue Code’s treatment of basis and holding period of assets, particularly Sections 362(b) and 1223(2) of the Internal Revenue Code. For this reason, the basis of the assets of the Mid-Tier Holding Company and the holding period of such assets to be received by the Holding Company will be the same basis and holding period of such assets in the Mid-Tier Holding Company immediately before the exchange in New York State as well as for federal purposes.

7.	New York State follows the federal rules for recognizing gain. Because Eligible Account Holders and Supplemental Eligible Account Holders will not recognize any gain or loss upon the constructive exchange of their liquidation interests in the Mid-Tier Holding Company for interests in the liquidation account in the Holding Company per Internal Revenue Code Section 354, the Eligible Account Holders and Supplemental Eligible Account Holders will also not recognize any gain or loss for New York State tax purposes.

8.	For the reasons stated in paragraph 2 above, for New York State tax purposes, the constructive exchange of liquidation interests will follow the same treatment as for federal income tax purposes.

9.	Due to New York State’s general conformity to the Internal Revenue Code and to Section 358(a)(1), each stockholder’s aggregate basis in shares of the Holding Company’s common stock (including fractional share interests) received in the exchange will be the same as the aggregate basis of the Mid-Tier Holding Company common stock surrendered in the exchange consistent with the federal treatment for New York tax purposes.

10.	Due to New York State’s general conformity to the Internal Revenue Code and to Section 1223, each stockholder’s holding period of Holding Company common stock that was received in the exchange will include the period during which the Mid-Tier Holding Company common stock surrendered was held by the stockholder on the date of the exchange consistent with the federal treatment for New York tax purposes.

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11.	Current stockholders of the Mid-Tier Holding Company will not recognize any gain or loss upon their exchange of Mid-Tier Holding Company common stock for Holding Company common stock for New York State income tax purposes, except with respect to cash received in lieu of fractional shares as discussed below.

12.	With respect to cash received by any current stockholder of Mid-Tier Holding Company in lieu of fractional share interest in shares of Holding Company common stock, the cash received will be treated as having been received as a distribution in full payment in exchange for a fractional share interest of Holding Company common stock which such stockholder would otherwise be entitled to receive. for New York State tax purposes. Consistent with the federal treatment, gain or loss for New York State income tax purposes for each shareholder will conform to the gain or loss recognized for federal income tax purposes for cash received in lieu of fractional shares.

13.	Because the Federal Tax Opinion concluded that it is more likely than not that the fair market value of nontransferable subscription rights to purchase Holding Company common stock is zero for federal income tax purposes, the fair market value of such rights is also more likely than not zero for New York State tax purposes. Accordingly, no New York State gain or loss will be recognized, nor will any taxable income be realized by all account holders or Other Members upon distribution to them of nontransferable subscription rights to purchase shares of Holding Company common stock.

14.	Because the Federal Tax Opinion concluded that it is more likely than not that the fair market value of the benefit provided by the Bank Liquidation Account supporting the payment of the Liquidation Account in the event the Holding Company lacks sufficient net assets or in the event that the holding Company were to liquidate after the conversion is zero for federal income tax purposes, the fair market value of such rights is also more likely than not zero for New York State tax purposes. Accordingly, no New York State gain or loss will be recognized, nor will any taxable income be realized by all account holders or Other Members upon the constructive distribution to the Holding Company for the benefit of the account holders.

15.	For New York State corporation franchise tax purposes, no gain or loss will be recognized by the Holding Company on the receipt of money in exchange for Holding Company common stock sold in the offering in accordance with its conformity to Internal Revenue Code Section 1032.

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We hereby consent to the filing of the opinion as an exhibit to the Mutual Holding Company’s Application for Conversion filed with the Board of Governors of the Federal Reserve System and to the Holding Company’s Registration Statement on Form S-1, as amended, as filed with the SEC. We also consent to the references to our firm in the Prospectus contained in the Application for Conversion and Form S-1, as amended, under the captions “The Conversion and Offering—Material Income Tax Consequences” and “Legal and Tax Opinions.”